

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

Jay Madhu
Chief Executive Officer
Oxbridge RE Holdings Limited
Suite 201
42 Edward Street, George Town
P.O. Box 469
Grand Cayman, Cayman Islands KYI-9006

> **Re: Oxbridge RE Holdings Limited**
> **Registration Statement on Form S-3**
> **Filed May 12, 2025**
> **File No. 333-287186**

Dear Jay Madhu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: John Wolfel